FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002

AUTONOMY CORPORATION PLC

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On July 10, 2002, Autonomy Corporation plc (the "Company") issued a press release announcing the Company's preliminary results of operations for the three months ended June 30, 2002. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on July 10, 2002, announcing preliminary results of operations for the three months ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: July 12, 2002

By: ______________________

Andrew M. Kanter
Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release issued on July 10, 2002, announcing preliminary results of operations for the three months ended June 30, 2002.